   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1999



                                                      REGISTRATION NO. 333-90463

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           R&G FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                        PUERTO RICO                                                    66-0532217
                (State or other jurisdiction                                        (I.R.S. Employer
             of incorporation or organization)                                    Identification No.)

                            ------------------------

                           280 JESUS T. PINERO AVENUE
                     HATO REY, SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                VICTOR J. GALAN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           R&G FINANCIAL CORPORATION
                           280 JESUS T. PINERO AVENUE
                     HATO REY, SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:


          NORMAN B. ANTIN, ESQ.                       JAVIER D. FERRER, ESQ.
          JEFFREY D. HAAS, ESQ.                       EDUARDO J. ARIAS, ESQ.
  Elias, Matz, Tiernan & Herrick L.L.P.          Pietrantoni Mendez & Alvarez LLP
          734 15th Street, N.W.                     Suite 1901--Popular Center
          Washington, D.C. 20005                   Hato Rey, Puerto Rico 00918
              (202) 347-0300                              (787) 274-1212


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM
                                                                   AGGREGATE OFFERING                AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                 PRICE(1)                  REGISTRATION FEE
Series B Preferred Stock....................................          $55,000,000                    $15,290(2)


(1) Pursuant to Rule 457(o) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is estimated solely for purposes of calculating the registration fee.


(2) Previously paid.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1999


PROSPECTUS


                                1,200,000 SHARES


                                     [LOGO]

                     % NONCUMULATIVE PERPETUAL MONTHLY INCOME
                           PREFERRED STOCK, SERIES B
                         PRICE TO PUBLIC: $25 PER SHARE


    We are offering to the public 1,200,000 shares of our    % Noncumulative
Perpetual Monthly Income Preferred Stock, Series B. The Series B Preferred Stock has the following characteristics:


    - Annual dividends of $      per share, payable monthly, if declared by the
      board of directors. Missed dividends never have to be paid.

    - Redeemable at our option beginning on            , 2004.

    - No mandatory redemption or stated maturity.


    There is currently no public market for the Series B Preferred Stock. We have applied for listing of the Series B Preferred Stock on the Nasdaq National Market under the symbol "RGFCO."


    INVESTING IN THE SERIES B PREFERRED STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $25.00     $30,000,000
Underwriting Discounts......................................   $          $
Proceeds to R&G Financial Corporation.......................   $          $



    We have granted the underwriters an over-allotment option to purchase up to 180,000 additional shares of Series B Preferred Stock.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


SANTANDER SECURITIES                                         MERRILL LYNCH & CO.



                            FRIEDMAN BILLINGS RAMSEY


                The date of this prospectus is            , 1999

                                     [MAP]

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Summary.....................................................      1
Risk Factors................................................      5
Forward Looking Statements..................................     12
Use of Proceeds.............................................     13
Capitalization..............................................     13
Selected Consolidated Financial and Other Data..............     14
Description of Series B Preferred Stock.....................     16
Description of Capital Stock................................     22
Taxation....................................................     25
Underwriting................................................     33
Where You Can Find More Information.........................     35
Legal Matters...............................................     35
Independent Accountants.....................................     36

                            ------------------------

    PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THE SERIES B PREFERRED STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE FRONT COVER, BUT THE INFORMATION MAY HAVE CHANGED SINCE THAT DATE.

                                    SUMMARY

    THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. IN THIS PROSPECTUS, REFERENCES TO "WE" AND "OUR" ARE TO R&G FINANCIAL CORPORATION.

                                  THE OFFERING


SECURITIES OFFERED...........................  1,200,000 shares of Series B Preferred Stock;
                                               1,380,000 shares if the underwriters'
                                               over-allotment option is exercised in full.

OFFERING PRICE...............................  $25 per share.

UNDERWRITERS.................................  Santander Securities Corporation of Puerto
                                               Rico, Merrill Lynch, Pierce, Fenner & Smith
                                               Incorporated and Friedman Billings Ramsey.

USE OF PROCEEDS..............................  We are raising funds in this offering primarily to support further growth in the
                                               businesses of R&G Mortgage and R-G Premier
                                               Bank, our principal operating subsidiaries.
                                               We expect to retain up to $5.0 million of the
                                               net proceeds for general corporate purposes
                                               and contribute the balance of the net
                                               proceeds to the Bank. The net proceeds
                                               contributed to the Bank will increase the
                                               Bank's regulatory capital, which will
                                               facilitate its ability to increase deposits
                                               and borrowings to fund additional
                                               investments.

DIVIDENDS....................................  For each share of Series B Preferred Stock you own, you will be entitled to receive a
                                               noncumulative preferential cash dividend when
                                               and if declared by our board of directors.
                                               This dividend will be payable monthly in
                                               arrears commencing on       , 1999 and on the
                                               first day of each calendar month thereafter,
                                               at the fixed annual dividend rate of   % of
                                               the $25 liquidation preference per share.

VOTING RIGHTS................................  As a holder of the Series B Preferred Stock, except as required by applicable law or in
                                               the limited circumstances described herein,
                                               you will not have voting rights.

LIQUIDATION PREFERENCE.......................  In the event of our liquidation, you will be entitled to receive for each share of
                                               Series B Preferred Stock, a liquidation
                                               preference of $25 plus any accrued and unpaid
                                               dividends for the then current monthly
                                               dividend period, subject to certain
                                               limitations.

REDEMPTION...................................  We may redeem the Series B Preferred Stock
                                               after       , 2004, in whole or in part from
                                               time to time, at our option, upon not less
                                               than 30 nor more than 60 days' notice by
                                               mail, at the redemption prices set forth
                                               herein, plus any accrued and unpaid dividends
                                               for the then current monthly dividend period
                                               to the date fixed for redemption, subject to
                                               our receiving any required prior regulatory
                                               approvals. The Series B Preferred Stock is
                                               not subject to any sinking fund or similar
                                               obligation.

CONVERSION; EXCHANGE.........................  The Series B Preferred Stock is not
                                               convertible into or exchangeable for any of
                                               our other securities.

PREEMPTIVE RIGHTS............................  As a holder of the Series B Preferred Stock, you will have no preemptive rights to
                                               purchase any of our securities.

LISTING ON THE NASDAQ NATIONAL MARKET........  We have applied for listing of the Series B
                                               Preferred Stock on the Nasdaq National Market
                                               under the symbol "RGFCO."

                           R&G FINANCIAL CORPORATION

    We are the holding company for R&G Mortgage Corp., a Puerto Rico mortgage banking company ("R&G Mortgage"), and R-G Premier Bank of Puerto Rico, a Puerto Rico-chartered commercial bank (the "Bank"). We were organized under Puerto Rico law in March 1996. R&G Mortgage was organized in 1972 and the predecessor of the Bank was organized in 1983. In July 1996, we acquired the 88.1% ownership interest in the common stock of the Bank and the 100% ownership interest in the common stock of R&G Mortgage held by our Chairman of the Board and Chief Executive Officer, Mr. Victor J. Galan, in exchange for shares of our Class A common stock. In August 1996, we conducted an underwritten initial public offering of our Class B common stock. In December 1996, we acquired the remaining 11.9% ownership interest in the common stock of the Bank. At
September 30, 1999, we had total consolidated assets of $2.7 billion, total consolidated borrowings of $1.1 billion, total consolidated deposits of $1.3 billion, and total consolidated stockholders' equity of $245.4 million.

    In October 1999, we entered the United States market with the acquisition by the Bank of Continental Capital Corp. ("Continental"), a Long Island, New York-based mortgage banking company. With our acquisition of Continental, we plan to expand our operations in the United States, concentrating initially in New York and then into other markets to the extent that we are presented with appropriate expansion opportunities. In addition to considering other mortgage banking companies, we will also seek to acquire a financial institution in the United States to take advantage of the same synergies between our operations as we have experienced in Puerto Rico.

    We compete for business in Puerto Rico by providing a wide range of financial services to residents of all of Puerto Rico's major cities through our branch offices and mortgage banking facilities at 26 locations. The operations of both R&G Mortgage and the Bank have expanded substantially during the 1990's, due in large part to R&G Mortgage's emergence as a leading originator of loans secured by single-family residential properties in Puerto Rico. During the year ended December 31, 1998, R&G Mortgage originated approximately 27.9% of all single-family residential loans originated in Puerto Rico, which has resulted in significant growth in its servicing portfolio as well as facilitated rapid expansion of the Bank's franchise and operations. R&G Mortgage's servicing portfolio has increased by 246.5% since December 31, 1991 and, at September 30, 1999, R&G Mortgage serviced approximately 100,440 accounts with an aggregate loan balance of $5.4 billion. The Bank's asset size, which amounted to $2.1 billion at September 30, 1999, has increased by $2.0 billion since R&G Mortgage became affiliated with the Bank in February 1990, while the branch office network has increased from two to 21 offices. Total loan originations by the Bank during the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996 amounted to $226.7 million, $129.1 million, $89.0 million and $122.8 million, respectively.

    We have generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of our net interest income and non-interest income. We have sought to implement this strategy by
(1) establishing and emphasizing the growth of our mortgage banking activities, including growing our loan servicing operation; (2) expanding our retail banking franchise in order to achieve increased market presence and to increase core deposits; (3) enhancing our net interest income by increasing our loans held for investment, particularly single-family residential loans; (4) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (5) diversifying our retail products and services, including an increase in consumer loan originations (such as credit cards); (6) meeting the banking needs of our customers through, among other things, the offering of trust and investment services; and (7) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate.

    We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System and are subject to various reporting and other requirements of the SEC.

                      SUMMARY FINANCIAL AND OPERATING DATA

    You should read the summary financial information presented below together with our consolidated financial statements and notes which are incorporated by reference into this prospectus and with our historical financial information included under "Selected Consolidated Financial and Other Data" beginning on page 14 of this prospectus. At September 30, 1999, R&G Mortgage and the Bank had total assets of $694.6 million and $2.1 billion, respectively, before consolidation. Per share information takes into account prior stock splits and dividends.


    The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders' equity for the period. Both ratios have been computed using month-end averages. The ratios for the nine-month periods ended September 30, 1999 and 1998 are presented on an annualized basis.



                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1999         1998         1998         1997         1996         1995         1994
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net income...........................  $   33,077   $   23,988   $   34,034   $   23,497   $   13,200   $   10,449   $    5,452
  Diluted earnings per common share....  $     1.03   $     0.82   $     1.12   $     0.81   $     0.59   $     0.56   $     0.29
BALANCE SHEET DATA:
  Total assets.........................  $2,653,747   $1,830,030   $2,044,782   $1,510,746   $1,037,798   $  853,206   $  622,499
  Stockholders' equity.................  $  245,419   $  213,420   $  221,162   $  138,054   $  115,633   $   66,385   $   55,970
OPERATING DATA:
  Mortgage loans originated and
    purchased..........................  $1,184,844   $  887,280   $1,237,415   $  758,486   $  480,525   $  327,107   $  501,187
  Loan servicing portfolio.............  $5,434,588   $3,564,920   $4,827,798   $3,000,888   $2,550,169   $2,298,200   $2,114,743
SELECTED RATIOS:
  Return on average assets.............        1.93%        1.92%        1.95%        1.85%        1.38%        1.47%        0.91%
  Return on average common equity......       22.01%       21.11%       21.32%       18.69%       15.54%       17.08%       10.34%


       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


    The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated.


                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                              -------------------   ----------------------------------------------------
                                                1999       1998       1998       1997       1996       1995       1994
                                              --------   --------   --------   --------   --------   --------   --------
Earnings to fixed charges and preferred
  stock dividends:
  Including interest on deposits............   1.51x      1.54x      1.53x      1.52x      1.42x      1.50x      1.23x
  Excluding interest on deposits............   2.01x      1.98x      2.00x      2.11x      2.06x      2.48x      1.58x


    For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings represent income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges and preferred stock dividends represent total interest expense, including and excluding interest on deposits, as applicable, as well as the amount of pre-tax earnings required to pay dividends on our Series A Preferred Stock, together with a reasonable approximation of the interest component of rental expense. We issued our Series A Preferred Stock in August 1998.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY READ THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY ANY SERIES B PREFERRED STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS AND THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE.

WE ARE NOT OBLIGATED TO MAKE PAYMENTS ON THE SERIES B PREFERRED STOCK IF OUR BOARD OF DIRECTORS FAILS TO DECLARE DIVIDENDS.

    Dividends on the Series B Preferred Stock are payable when, as and if declared by our Board of Directors, out of funds legally available therefor. Dividends on the Series B Preferred Stock are noncumulative. To the extent that funds are not legally available for the payment of dividends for any monthly dividend period or that such dividends are not declared with respect to any monthly dividend period, you will have no right to receive a dividend in respect of such monthly dividend period. We intend to pay monthly dividends at the stated annual rate if allowable under legal and regulatory guidelines. However, we can give no assurances that we will be able to or will decide to declare and pay such dividends. We may redeem the Series B Preferred Stock without a dividend on such Series B Preferred Stock ever having been declared or paid.

PAYMENT OF DIVIDENDS ON THE SERIES B PREFERRED STOCK IS DEPENDENT ON OUR SUBSIDIARIES MAKING PAYMENTS TO US AS WELL AS TO OUR COMPLIANCE WITH REGULATORY REQUIREMENTS.

    We are a holding company with no significant business operations of our own. Our only significant asset is all of the common stock of R&G Mortgage and the Bank. Our only source of cash to pay dividends on the Series B Preferred Stock will consist of distributions from R&G Mortgage and the Bank. There can be no assurance that the earnings from R&G Mortgage and the Bank will be sufficient to make distributions to us to enable us to pay dividends on the Series B Preferred Stock or, in the case of the Bank, that such distributions will be permitted by applicable banking laws and regulations. The ability of the Bank to pay dividends is restricted by the Puerto Rico Banking Act of 1933, as amended, by the Federal Deposit Insurance Act and by Federal Deposit Insurance Corporation ("FDIC") regulation.

THERE MAY BE NO ACTIVE OR LIQUID MARKET FOR THE SERIES B PREFERRED STOCK.


    Prior to this offering, there has been no public market for our Series B Preferred Stock. We have applied for listing of the Series B Preferred Stock on the Nasdaq National Market under the symbol "RGFCO." However, there can be no assurance that an established and liquid trading market for the Series B Preferred Stock will develop, that it will continue if it does develop, or that after the completion of this offering, the Series B Preferred Stock will trade at or above the public offering price set forth on the cover of this prospectus. Our Series A Preferred Stock issued by us in August 1998 are quoted on the Nasdaq National Market under the symbol "RGFCP."


CHANGES IN INTEREST RATES COULD AFFECT OUR OVERALL PROFITABILITY.

    Changes in interest rates can have a variety of effects on our business. In particular, changes in interest rates affect the volume of mortgage loan originations, the interest rate spread on loans held for sale, the amount of gain on sale of loans, the value of R&G Mortgage's loan servicing portfolio and the Bank's net interest income. A substantial increase in interest rates could affect the volume of our loan originations for both the Bank and third parties by reducing the demand for mortgages for home purchases, as well as the demand for refinancings of existing mortgages. A substantial decrease in interest rates will generally increase the demand for mortgages. To the extent that interest rates in future periods were to increase substantially, we would expect overall originations to decline. A decrease in the volume of our mortgage originations could result in a decrease in the amount of R&G

Mortgage's mortgage origination income and portfolio generated net interest income to the Bank. During the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, R&G Mortgage originated an aggregate of $792.7 million, $914.1 million, $598.2 million and $448.1 million of loans, respectively, which includes loans originated for the Bank.


CHANGES IN INTEREST RATES COULD ALSO AFFECT THE PROFITABILITY OF MORTGAGE LOAN ORIGINATIONS.


    The profitability to R&G Mortgage of its mortgage loan originations is in part a function of the difference between long-term interest rates, which is the rate at which R&G Mortgage originates mortgage loans for third parties, and short-term interest rates, which is the rate at which R&G Mortgage finances such loans until they are sold. Generally, short-term interest rates are lower than long-term interest rates and R&G Mortgage benefits from the difference, or the spread, during the time the mortgage loans are held by R&G Mortgage pending sale. A decrease in this spread would have a negative effect on R&G Mortgage's net interest income and profitability. There can be no assurance that the spread will not decrease. R&G Mortgage attempts to limit its exposure to this interest rate risk through the sale of substantially all loans within 180 days of origination. During the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, R&G Mortgage sold $544.4 million,
$493.0 million, $246.1 million and $244.8 million of loans, respectively, which includes loans securitized and sold but does not include loans originated by R&G Mortgage on behalf of the Bank. Loans which are originated by R&G Mortgage for the Bank's loan portfolio, in contrast, are funded by the Bank through deposits and various longer-term borrowing sources.

CHANGES IN INTEREST RATES AFFECT OUR GAIN ON SALE OF MORTGAGE LOANS.

    R&G Mortgage is also exposed to interest rate risk from the time the interest rate on the customer's mortgage loan application is established through the time the mortgage loan closes, and until the time R&G Mortgage commits to sell the mortgage loan. In order to limit our exposure to interest rate risk through the time the mortgage loan closes, we generally do not permit the borrower to lock-in an interest rate until the actual closing date or immediately prior to such date. Moreover, in order to limit our exposure to interest rate risk through the time the loan is sold or committed to be sold, we may, depending upon market conditions, enter into forward commitments to sell a portion of our mortgage loans to investors for delivery at a future time. At September 30, 1999, we had $86.6 million of pre-existing commitments by third-party investors to purchase mortgage loans. To the extent that we originate or commit to originate loans without pre-existing commitments by investors to purchase such loans or to the extent such loans are not otherwise hedged against changes in interest rates ("unhedged loans"), we will be subject to the risk of gains or losses through adjustments to the carrying value of loans held for sale or on the actual sale of such loans (the value of unhedged loans fluctuates inversely with changes in interest rates).

CHANGES IN INTEREST RATES COULD AFFECT THE SIZE AND PROFITABILITY OF OUR LOAN SERVICING PORTFOLIO.

    The market value of and income from our loan servicing portfolio may also be affected by interest rate fluctuations. Specifically, a decrease in interest rates relative to the average interest rate of mortgage loans in our loan servicing portfolio could cause an increase in the rate at which outstanding loans are prepaid, reducing the period of time during which we would earn servicing income with respect to such loans. Prepayments generally decrease the amount of our future loan servicing income which, in turn, decreases the value of our loan servicing portfolio. Further, an increase in prepayment rates may accelerate the amortization of any capitalized servicing or excess servicing carried on our balance sheet. On the other hand, the market value of and income from our loan servicing portfolio may be positively affected as mortgage interest rates increase. At September 30, 1999, we were servicing approximately 100,440 loans which had an aggregate loan balance of $5.4 billion. At
September 30, 1999, we had capitalized $71.4 million of mortgage servicing rights. During the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, we recognized amortization adjustments (including any impairment adjustments) of $5.2 million, $3.0 million, $1.8 million and $1.2 million, respectively, with respect to our capitalized mortgage servicing rights. Such amortization adjustments have and will continue to have a significant effect on our results of operations.

CHANGES IN INTEREST RATES COULD AFFECT OUR NET INTEREST INCOME AND THE VALUE OF OUR INTEREST-EARNING ASSETS.

    Our operations in general and the Bank in particular are also substantially dependent on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Because our interest-earning assets have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly than the cost of our interest-bearing liabilities. As a result, our net interest income and the value of our securities portfolio generally would be adversely affected by increases in interest rates and positively affected by comparable declines in interest rates. At September 30, 1999, our interest-bearing liabilities which were estimated to mature or reprice within one year exceeded our interest-earning assets with the same characteristics by $443.9 million or 16.7% of total assets.

    In addition to affecting net interest income, changes in interest rates also can affect the value of our interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the value of fixed-rate instruments declines when interest rates rise and increases when interest rates fall. At September 30, 1999, $50.2 million or 5.1% of our mortgage-backed and investment securities were classified as held for trading and $908.8 million or 91.9% of such mortgage-backed and investment securities were classified as available for sale. Securities classified as held for trading are reported at fair value, with unrealized gains and losses included in earnings, while securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in other comprehensive income, a separate component of stockholders' equity.

OUR ORIGINATION BUSINESS WOULD BE ADVERSELY AFFECTED IF WE CANNOT MAINTAIN ACCESS TO STABLE FUNDING SOURCES.


    Our business requires continuous access to various funding sources. While the Bank is able to fund loans originated for it by R&G Mortgage through deposits which are primarily generated through its network of branch offices as well as through longer-term borrowings from the Federal Home Loan Bank ("FHLB") of New York and other alternative sources, R&G Mortgage's business is significantly dependent upon short-term borrowings under warehousing lines. At September 30, 1999, R&G Mortgage was authorized to borrow under its warehousing lines up to an aggregate of $180.0 million. An aggregate of $37.5 million was outstanding under such warehousing lines as of such date. Certain of these warehousing lines of credit require R&G Mortgage to maintain minimum levels of net worth and debt service and limit the amount of indebtedness R&G Mortgage may incur and the amount of dividends it may declare.


    In addition, at September 30, 1999, the Bank had access to $677.7 million in advances from the FHLB of New York, of which $273.5 million was outstanding as of such date. The FHLB of New York has also issued $51.3 million in standby letters of credit which secure outstanding notes payable and certain certificates of deposit. The Bank maintains qualifying collateral (principally in the form of first mortgage loans and securities) which amounted to $445.5 million as of September 30, 1999, to secure repayment of its FHLB of New York advances and letters of credit. The Bank maintains collateral with the FHLB of New York in excess of applicable requirements in order to facilitate additional future borrowings by the Bank.

    While we expect to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that R&G Mortgage's warehousing lines of credit were reduced or eliminated and R&G Mortgage were not able to replace such lines on a cost-effective basis, R&G Mortgage would be forced to curtail or cease its mortgage origination business, which would have a material adverse effect on our operations and financial condition. Although R&G Mortgage could also potentially access borrowings from the Bank, any such borrowings would be subject to and limited by provisions of Sections 23A and 23B of the Federal Reserve Act, which impose restrictions on transactions between the Bank and its affiliates, including R&G Mortgage.

R&G MORTGAGE IS SUBJECT TO DEFAULT AND RECOURSE RISK IN CONNECTION WITH ITS LOAN ORIGINATION PROCESS.

    From the time that R&G Mortgage funds the mortgage loans it originates for third parties to the time it sells them (typically approximately 30 to 180 days), R&G Mortgage is generally at risk for any mortgage loan defaults. Once R&G Mortgage sells the mortgage loans it originates, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Mortgage makes certain representations and warranties to the purchasers and insurers of mortgage loans. If a mortgage loan defaults and there has been a breach of these representations or warranties, R&G Mortgage may become liable for the unpaid principal and interest on the defaulted mortgage loan. In such a case, which would primarily arise as the result of fraudulent misrepresentations made to R&G Mortgage in the loan origination process, R&G Mortgage may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Mortgage for the Bank, which generally are subsequently securitized by R&G Mortgage and sold on behalf of the Bank, R&G Mortgage occasionally provides recourse in the event of mortgage loan defaults and/or foreclosures or certain documentation deficiencies. At September 30, 1999, there were $627.8 million of loans subject to such recourse provisions. During the nine months ended September 30, 1999, and the years ended December 31, 1998, 1997 and 1996, losses incurred by R&G Mortgage with respect to such recourse provisions were insignificant.

THE BANK IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH ITS LOAN ORIGINATION PROCESS.

    The Bank is subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its portfolio by R&G Mortgage. All of the loans originated for the Bank's portfolio are based on its Board approved written underwriting policy and procedures. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of the Bank's loans will become delinquent and a portion of the loans will require partial or entire charge off. Regardless of the underwriting criteria utilized by the Bank, losses may be experienced as a result of various factors beyond the Bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of loans in Puerto Rico, adverse economic conditions in Puerto Rico could result in a decrease in the value of the Bank's collateral. Although loan delinquencies have historically been higher in Puerto Rico than generally in the United States, loan charge-off's have historically been lower than in the United States.

    The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by the Bank, industry standards, past due loans, general economic conditions in the Bank's market area and other factors related to the collectibility of the Bank's loan portfolio. The Bank's allowance for loan losses amounted to $9.0 million and $8.1 million at September 30, 1999 and December 31, 1998, respectively, which constituted 17.26% and 17.92% of the Bank's non-performing loans as of such respective dates. Total charge-offs to the Bank's allowance for loan losses amounted to $3.0 million and $6.0 million for the nine months ended
September 30, 1999 and the year ended December 31, 1998, respectively. Although our management utilizes its best judgment in providing for loan losses, there can be no assurance that the Bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons. Any such increases in the Bank's provisions for loan losses or any loan losses in excess of the Bank's provisions with respect thereto could have an adverse affect on our future financial condition and/or results of operations.

THE BANK'S EXPOSURE TO CREDIT RISK IS INCREASING AS A CONSEQUENCE OF THE INCREASE IN ITS COMMERCIAL BANKING ACTIVITIES.

    We have recently increased our emphasis on residential construction, commercial real estate and commercial business lending. As we increase our focus on commercial lending, an increase in our credit risk is likely to occur. We generally charge higher interest rates on commercial and residential construction loans than we do on permanent residential mortgage loans, because we expect higher loan losses. Generally, commercial and construction loans are considered to be riskier than permanent residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial loan depends on the successful operation of the business or the property securing the loan. If we experience loan losses that are higher than our allowance for loan losses, our profits and financial condition could be adversely affected.

R&G MORTGAGE IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS.

    R&G Mortgage is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will ultimately be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat ameliorated through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, our management believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Mortgage is required to forego servicing income from the time such loan becomes delinquent, and into the future. During the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, R&G Mortgage wrote-off $35,000, $286,000,
$189,000 and $323,000, respectively, of expenses which it was unable to recover with respect to its loan servicing operations.

R&G MORTGAGE'S BUSINESS IS DEPENDENT ON THE EXISTENCE OF, AND ITS PARTICIPATION IN, FEDERAL PROGRAMS WHICH FACILITATE THE SALES OF MORTGAGE LOANS AND MORTGAGE-BACKED SECURITIES.

    R&G Mortgage's ability to generate funds by sales of mortgage loans or mortgage-backed securities is largely dependent upon the continuation of programs administered by FNMA, FHLMC and GNMA, which facilitate the issuance of such securities, as well as R&G Mortgage's continued eligibility to participate in such programs. In addition, part of R&G Mortgage's business is dependent upon the continuation of various programs administered by the FHA, which insures mortgage loans, and the VA, which partially guarantees mortgage loans and the Farmers Home Administration, which guarantees mortgage loans. Although R&G Mortgage is not aware of any such proposed actions, discontinuation of, or significant reduction in, the operation of such programs could have a material adverse effect on R&G Mortgage's operations. R&G Mortgage expects that it will continue to remain eligible to participate in such programs but any significant impairment of such eligibility could also materially adversely affect its operations. The products offered under the foregoing programs may be changed from time to time by the sponsor. The profitability of specific products may vary depending on a number of factors, including administrative costs to R&G Mortgage of originating such products.

IF OUR COMPUTER SYSTEMS DO NOT PROPERLY WORK ON JANUARY 1, 2000, OUR BUSINESS OPERATIONS COULD BE DISRUPTED.

    The Year 2000 issue is the result of computer programs being able to use only two digits rather than four to define the applicable year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations, including, among others, a temporary inability to process deposit and loan transactions, effect financings or engage in normal business activities. We have established programs to prepare our computer systems and applications for the Year 2000 and we are utilizing both internal and external resources to identify, correct and test our systems for Year 2000 compliance.

    We have completed the assessment of our computer hardware, software programs and data processing applications, including those provided by third party vendors. We have received revised programs from our third party vendors that have been modified to address the Year 2000 issue for the principal applications used in our mortgage banking and banking businesses. We completed the testing and implementation of these revised programs and applications during the fourth quarter of 1998, ascertaining that they adequately deal with the Year 2000 issue. Our main computer, used principally in banking and mortgage banking operations, is Year 2000 compliant, meaning that it can properly process and calculate date-related information after January 1, 2000. We are currently in the process of replacing other equipment, primarily desktop computers that are not Year 2000 compliant. We have also developed a "Business Resumption Contingency Plan" in order to ensure continuity of daily operations after December 31, 1999 in the event that a given application which has been duly tested and implemented does not function adequately after such date.

    We do not anticipate that the Year 2000 issue will have a material adverse effect on our financial condition or result of operations. However, Year 2000 issues suffered by third party providers of basic services, such as telephone, waste, sewer and electricity, could have an adverse impact on our daily operations. We will attempt to deal with any disruption of such basic services caused by Year 2000 issues with our existing business interruption contingency plans. Under such contingency plans, most of our branch offices are presently equipped with power plants and/or generators.

    We estimate that the cost of addressing the Year 2000 issue will be approximately $300,000, most of which has been incurred. Most of such costs are directly related to the cost of replacing existing equipment, primarily desktop computers, which have been fully depreciated on our financial statements.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT US.

    We, as a Puerto Rico chartered bank holding company, the Bank, as a Puerto Rico chartered and federally insured commercial bank, and R&G Mortgage, as a Puerto Rico licensed mortgage banking company, are each subject to extensive federal and Puerto Rico governmental supervision and regulation. There are laws and regulations which govern transactions between R&G Mortgage, the Bank and us. The operations of R&G Mortgage are subject to various laws and regulations that, among other things, establish licensing requirements, regulate credit granting activities, establish maximum interest rates and insurance coverages, require specific disclosures to customers, govern secured transactions, and establish collection, repossession and claims handling procedures and other trade practices. The Bank is subject to extensive federal and Puerto Rico supervision and regulation, which is primarily for the protection of depositors. The Bank is required to maintain reserves against deposits, and there are restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of other investments that may be made and the types of services that may be offered. In addition, federal and Puerto Rico regulatory authorities have the power in certain circumstances to limit transactions between us and our affiliates, to limit the Bank's growth, to prohibit or limit the payment of dividends from the Bank to us and to require the Bank to maintain capital ratios in accordance with regulatory requirements. Any change in such regulation, whether by our regulators or as a result of legislation subsequently enacted by the Congress of the United States or the Puerto Rico legislature, could have a substantial impact on our operations.

    We are a bank holding company subject to the supervision and regulation of the Federal Reserve Board as a result of our ownership of the Bank. Under the Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to any subsidiary bank and to commit resources to support each such subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. Moreover, because we are a holding company, our right to participate in the assets of any subsidiary upon its liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of the Bank), except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

OUR BUSINESS IS CONCENTRATED IN PUERTO RICO, AND ADVERSE CONDITIONS IN PUERTO RICO COULD NEGATIVELY IMPACT OUR OPERATIONS.

    Our business activities and credit exposure are concentrated with customers in Puerto Rico. Accordingly, our financial condition and results of operations are dependent to a significant extent upon the economic conditions prevailing from time to time in Puerto Rico. Any significant adverse economic developments in Puerto Rico could result in a downturn in loan originations, an increase in the level of nonperforming assets and a reduction in the value of our loans, real estate owned and mortgage servicing portfolio.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

    We face substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other U.S., Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives including money market funds. These competitors may offer higher interest rates than we do, which could result in either our attracting fewer deposits or in our being required to increase our rates in order to attract deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations, thereby adversely affecting our results of operations. A number of institutions with which we compete have significantly greater assets, capital and other resources. In addition, many of our competitors are not subject to the same extensive federal regulation that governs our business. As a result, many of our competitors have advantages over us in conducting certain businesses and providing certain services.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains and incorporates by reference certain forward looking statements regarding our financial condition, results of operations and business. These statements are not historical facts and include statements about our

    - confidence,

    - strategies about earnings,

    - new and existing programs and products,

    - relationships,

    - opportunities,

    - technology, and

    - market conditions.

You may identify these statements by looking for

    - forward-looking terminology, like "expect," "believe" or "anticipate;"

    - expressions of confidence like "strong" or "on-going;" or

    - similar statements or variations of those terms.

    These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from the results the forward-looking statements contemplate because of, among others, the following possibilities:

    - competitive pressure in the banking and financial services industry increases significantly;

    - changes occur in the interest rate environment;

    - our Year 2000 compliance program does not effectively address Year 2000 computer problems; and

    - general economic conditions, particularly within Puerto Rico, are less favorable than expected.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the shares of Series B Preferred
Stock is expected to be $      ($            if the underwriters' over-allotment
option is exercised in full) after deducting the underwriting discounts and our estimated offering expenses. See "Underwriting."


    We are raising funds in this offering primarily to support further growth in the businesses of R&G Mortgage and the Bank. We expect to retain up to $5.0 million of the net proceeds for general corporate purposes and contribute the balance of the net proceeds to the Bank. The net proceeds contributed to the Bank will increase the Bank's regulatory capital, which will facilitate its ability to increase deposits and borrowings to fund additional investments.


                                 CAPITALIZATION


    The following table sets forth our unaudited consolidated capitalization at September 30, 1999, and as adjusted to reflect the issuance of 1,200,000 shares of Series B Preferred Stock offered by this prospectus and the application of the net proceeds therefrom, as if the sale of the Series B Preferred Stock had been consummated on September 30, 1999. The table does not give effect to any exercise of the over-allotment option granted to the underwriters.



                                                                  SEPTEMBER 30, 1999
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Borrowings (1)..............................................  $1,097,011     $1,097,011
                                                              ==========     ==========
Stockholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares
  authorized:
  2,000,000 Series A Preferred Stock, actual................  $   50,000     $   50,000
  1,200,000 Series B Preferred Stock, as adjusted...........          --         30,000
Common stock, $.01 par value:
  Class A shares, 40,000,000 shares authorized; 18,440,556
    shares issued and outstanding...........................         184            184
  Class B Shares, 30,000,000 shares authorized, 10,217,731
    shares issued and outstanding and as adjusted...........         102            102
Additional paid-in capital..................................      41,833         41,833
Retained earnings...........................................     151,651        151,651
Capital reserves of the Bank................................       3,548          3,548
Accumulated other comprehensive income......................      (1,899)        (1,899)
                                                              ----------     ----------
  Total stockholders' equity................................     245,419        275,419
                                                              ----------     ----------
  Total capitalization......................................  $1,342,430     $1,372,430
                                                              ==========     ==========
Common stockholders' equity per share.......................  $     6.82     $     6.82
                                                              ==========     ==========


------------------------

(1) Includes securities sold under agreements to repurchase, notes payable and other borrowings.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


    The selected consolidated financial and other data below should be read in connection with the financial information included in our Annual Report on Form 10-K/A for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 1999. See "Where You Can Find More Information." The consolidated financial information for the nine-month periods ended September 30, 1999 and 1998 are derived from our unaudited consolidated financial statements, which, in the opinion of our management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the nine-month period ended September 30, 1999 are not necessarily indicative of our results for the full year.


                                              AT OR FOR THE
                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1999         1998         1998         1997         1996         1995         1994
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
SELECTED BALANCE SHEET DATA:
Total assets(1)........................  $2,653,747   $1,830,030   $2,044,782   $1,510,746   $1,037,798   $  853,206   $  622,499
Loans receivable, net..................   1,370,661      926,799    1,073,668      765,059      603,751      473,841      301,614
Mortgage loans held for sale...........      71,600      163,536      117,126       46,885       54,450       21,318       22,021
Mortgage-backed and investment
  securities held for trading..........      50,232      468,770      450,546      401,039      110,267      113,809      124,522
Mortgage-backed securities available
  for sale.............................     684,518       42,319       95,040       46,004       50,841       61,008       13,300
Mortgage-backed securities held to
  maturity.............................      24,112       29,451       28,255       33,326       37,900       41,731       84,122
Investment securities available for
  sale.................................     224,236       46,527       59,502       75,863       30,973        3,280        1,878
Investment securities held to
  maturity.............................       5,939        6,340        6,344       10,693        5,270        2,046        2,182
Servicing asset........................      71,419       32,989       58,221       21,213       12,595        8,210        4,418
Cash and cash equivalents(2)...........      76,117       62,280      103,728       68,366       98,856      104,195       45,622
Deposits...............................   1,270,212      875,492    1,007,297      722,418      615,567      518,187      380,148
Securities sold under agreements to
  repurchase...........................     672,882      440,238      471,422      433,134       97,444       98,483      108,922
Notes payable..........................     140,629      167,388      191,748      108,453      126,842       81,130       45,815
Other borrowings(3)....................     283,500      101,700      121,000       86,359       65,463       67,315       18,092
Subordinated notes.....................          --           --           --        3,250        3,250        3,250        3,250
Stockholders' equity...................     245,419      213,420      221,162      138,054      115,633       66,385       55,970
Stockholders' equity per common
  share(4).............................        6.82         5.72         5.99         4.88         4.09         3.55         3.00

SELECTED INCOME STATEMENT DATA:
Revenues:
  Net interest income..................  $   41,566   $   32,534   $   43,973   $   36,530   $   28,923   $   21,273   $   19,137
  Provision for loan losses............      (3,400)      (4,500)      (6,600)      (6,370)      (4,258)        (950)          --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after provision
    for loan losses....................      38,166       28,034       37,373       30,160       24,665       20,323       19,137
  Loan administration and servicing
    fees...............................      18,914       11,220       15,987       13,214       13,029       11,030       11,046
  Net gain (loss) on sale of
    loans (5)..........................      28,475       24,287       34,956       23,286       12,285        8,384       (2,899)
  Other(6).............................       5,009        4,059        5,527        4,605        3,938        4,028        1,667
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues.....................      90,564       67,600       93,843       71,265       53,917       43,765       28,951
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Expenses:
  Compensation and benefits............      16,414       11,951       17,095       13,653       10,794        8,284        5,252
  Occupancy expenses...................       7,994        6,200        8,987        7,131        5,531        4,711        4,488
  SAIF special assessment..............          --           --           --           --        2,508           --           --
  General and administrative
    expenses...........................      23,529       16,372       22,687       18,252       15,424       13,731       13,269
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses.....................      47,937       34,523       48,769       39,036       34,257       26,726       23,009
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before minority interest in the
  Bank and income taxes................      42,627       33,077       45,074       32,229       19,660       17,039        5,942
Minority interest in the Bank's
  earnings.............................          --           --           --           --          538          743          500
Income taxes...........................       9,550        9,089       11,040        8,732        5,922        5,847          856
Cumulative effect of change in
  accounting principle.................          --           --           --           --           --           --          866
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income.............................      33,077       23,988       34,034       23,497       13,200       10,449        5,452
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less: Dividends on preferred stock.....      (2,775)        (308)      (1,233)          --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income available to common
  stockholders.........................  $   30,302   $   23,680   $   32,801   $   23,497   $   13,200   $   10,449   $    5,452
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per common share(4).....  $     1.06   $     0.85   $     1.15   $     0.83   $     0.60   $     0.56   $     0.29
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted earnings per common share(4)...  $     1.03   $     0.82   $     1.12   $     0.81   $     0.59   $     0.56   $     0.29
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                              AT OR FOR THE
                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1999         1998         1998         1997         1996         1995         1994
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
SELECTED OPERATING DATA(7):
PERFORMANCE RATIOS AND OTHER DATA:
Mortgage loans originated and
  purchased............................  $1,184,844   $  887,280   $1,237,415   $  758,486   $  480,525   $  327,107   $  501,187
Loan servicing portfolio...............   5,434,588    3,564,920    4,827,798    3,000,888    2,550,169    2,298,200    2,114,743
Return on average assets...............        1.93%        1.92%        1.95%        1.85%        1.38%        1.47%        0.91%
Return on average common equity........       22.01        21.11        21.32        18.69        15.54        17.08        10.34
Equity to assets at end of period......        9.25        11.66        10.82         9.13        11.14         7.78         8.94
Interest rate spread(8)................        2.42         2.56         2.43         2.88         3.00         2.93         3.24
Net interest margin(8).................        2.68         2.80         2.72         3.12         3.24         3.26         3.48
Average interest-earning assets to
  average interest-bearing
  liabilities..........................      105.49       104.60       105.93       104.61       104.60       106.50       105.60
Total other expenses to average total
  assets...............................        2.10         2.07         2.80         3.08         3.59         3.80         3.84
Full-service Bank offices (9)..........          21           18           20           15           15           14            8
R&G Mortgage offices(10)...............          26           21           23           19           16           13           13
Cash dividends declared per common
  share(4).............................        .107         .081         .111         .065         .069           --           --

ASSET QUALITY RATIOS(11):
Non-performing loans to total loans at
  end of period........................        3.68%        4.47%        4.08%        3.89%        3.09%        2.18%        1.84%
Non-performing assets to total assets
  at end of period.....................        2.13         2.52         2.41         2.12         1.90         1.32         1.04
Allowance for loan losses to total
  loans at end of period...............        0.64         0.78         0.74         0.87         0.55         0.72         0.92
Allowance for loan losses to total non-
  performing loans at end of period....       17.26        17.48        17.92        22.34        17.64        33.19        50.10
Net charge-offs to average loans
  outstanding..........................        0.18         0.44         0.55         0.40         0.75         0.08         0.05

BANK REGULATORY CAPITAL RATIOS(12):
Tier 1 risk-based capital ratio........       11.82%       15.47%       13.41%       13.10%       13.91%       10.53%       11.03%
Total risk-based capital ratio.........       12.67        16.60        14.46        14.00        14.79        11.66        13.59
Tier 1 leverage capital ratio..........        6.66         9.01         8.04         7.34         8.45         6.25         5.95

------------------------------
(1) At September 30, 1999, R&G Mortgage and the Bank had total assets of $694.6 million and $2.1 billion, respectively, before consolidation.

(2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.

(3) Comprised of long-term debt, advances from the Federal Home Loan Bank of New York, federal funds purchased and other secured borrowings.

(4) Per share information for all periods presented takes into consideration prior stock splits and dividends.

(5) Includes a $2.9 million gain on the sale of servicing rights during 1994.

(6) Comprised of change in provision for cost in excess of market value of loans available for sale and other miscellaneous revenue sources, including service charges, fees and other income.

(7) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month end balances while all ratios for the Bank are based on average daily balances.

(8) Interest rate spread represents the difference between our weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets.

(9) Does not include a branch in San Juan which was opened in October 1999.

(10) As of September 30, 1999, includes 4 branches of Champion Mortgage. As of such date, also includes 15 R&G Mortgage banking facilities which are located within the Bank's offices.

(11) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

(12) All of such ratios were in compliance with the applicable requirements of the FDIC.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

GENERAL

    The following summary sets forth the material terms and provisions of the Series B Preferred Stock and is qualified in its entirety by reference to the terms and provisions of our Certificate of Incorporation, as amended by a resolution of our Board of Directors which relates to and authorizes the Series B Preferred Stock (the "Authorizing Resolution").

    The Series B Preferred Stock constitutes an authorized series of our preferred stock. We may issue preferred stock from time to time in one or more series with such rights, preferences and limitations as are determined by our Board of Directors. Our Board of Directors has authorized us to issue the Series B Preferred Stock offered hereby, with the designations, dividend rights, redemption and other provisions set forth in the Authorizing Resolution and as described generally below.

    When issued, the Series B Preferred Stock will be validly issued, fully paid and non-assessable. You, as a holder of the Series B Preferred Stock, will have no preemptive rights with respect to any shares of our capital stock or any of our other securities which are convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Stock will not be subject to any sinking fund and there exists no other obligation on our part for their repurchase or retirement.

    In August 1998, we issued $50,000,000 of 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series A ($25 liquidation preference per share) (the "Series A Preferred Stock"). The Series B Preferred Stock offered by this prospectus ranks equal (or PARI PASSU) with the Series A Preferred Stock as to payments of dividends and as to any preferences on our voluntary or involuntary liquidation, dissolution or winding up.

DIVIDEND RIGHTS

    As a holder of record of the Series B Preferred Stock, you shall be entitled to receive, when, as and if declared by our Board of Directors, or a duly authorized committee thereof, out of funds legally available therefor,
noncumulative cash dividends at the annual rate per share of       % of the $25
liquidation preference per share, or $      per share per month, with each
aggregate payment made being rounded to the next lowest cent. Dividends on the Series B Preferred Stock will accrue from their date of issuance and will be
payable monthly in arrears in United States dollars commencing on         ,
1999, and for each monthly dividend period commencing on the first day of each month thereafter, and ending on and including the day next preceding the first day of the next Dividend Period (each, a "Dividend Period"). Such payments will be made to the holders of record of the Series B Preferred Stock as they appear on our books on the second Business Day (as defined below) immediately preceding the relevant Dividend Payment Date (as defined below). Dividends so declared
will be payable on the first day of each month commencing on         , 1999
(each, a "Dividend Payment Date"). When a Dividend Payment Date falls on a day that is not a Business Day, the dividend will be paid on the next Business Day, without any interest or accumulation on payment in respect of any such delay. A "Business Day" is a day on which the Nasdaq National Market is open for trading and which is not a Saturday, Sunday or other day on which the banks in the Commonwealth of Puerto Rico or New York City are authorized or obligated by law to close. The amount of dividends payable per share of Series B Preferred Stock for each Dividend Period shall be computed on the basis of twelve 30-day months and a 360-day year. The amount of dividends payable for any period shorter than a full month dividend period will be computed on the basis of the actual number of days elapsed in such period.

    As a holder of Series B Preferred Stock, you will not participate in dividends, if any, declared and paid on our Common Stock. Except as described herein, as a holder of the Series B Preferred Stock, you will have no other right to participate in our profits or to receive dividends.

    If our Board of Directors or an authorized committee thereof does not declare a dividend on the Series B Preferred Stock for a Dividend Period, then you will have no right to receive a dividend for that Dividend Period, and we will have no obligations to pay the dividend accrued for that Dividend Period, whether or not dividends are declared for any subsequent Dividend Period.

    When dividends are not paid in full on the Series B Preferred Stock and on any other shares of our preferred stock ranking on a parity as to the payment of dividends with the Series B Preferred Stock, such as the Series A Preferred Stock, all dividends declared upon the Series B Preferred Stock and any such other shares of preferred stock, such as the Series A Preferred Stock, will be declared PRO RATA, so that the amount of dividends declared per share on the Series B Preferred Stock and any such other shares of preferred stock will in all cases bear to each other the same ratio that the liquidation preference per share of the Series B Preferred Stock and any such other preferred stock bear to each other.

    So long as any shares of the Series B Preferred Stock remain outstanding, unless the full dividends on all outstanding shares of Series B Preferred Stock have been declared and paid or set apart for payment for the current Dividend Period and have been paid for all Dividend Periods for which dividends were declared and not paid, (1) no dividend (other than a dividend in Common Stock or in any other stock of our company ranking junior to the Series B Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up) may be declared and paid, or set apart for payment, or other distribution declared or made, on the Common Stock or on any other stock ranking junior to or on a parity with the Series B Preferred Stock (such as the Series A Preferred Stock) as to dividends or distribution of assets upon liquidation, dissolution or winding up, and (2) no shares of Common Stock or shares of any other stock of our company ranking junior to or on a parity with Series B Preferred Stock (such as the Series A Preferred Stock) as to dividends or distribution of assets upon liquidation, dissolution or winding up, will be redeemed, purchased or otherwise acquired for any consideration by us or any of our subsidiaries (nor may any moneys be paid to or made available for a sinking or other fund for the redemption, purchase or other acquisition of any shares of any such stock), other than by conversion into or exchange for Common Stock or any other stock of our company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up.

CONVERSION; EXCHANGE

    The Series B Preferred Stock will not be convertible into, or exchangeable for any other securities of our company.

REDEMPTION AT OUR OPTION

    The shares of the Series B Preferred Stock are not redeemable prior to
      , 2004. On or after that date, the shares of Series B Preferred Stock will be redeemable in whole or in part from time to time at our option, upon not less than 30 nor more than 60 days' notice by mail, at the redemption prices set
forth in the table below, during the twelve-month periods beginning on       of
the years set forth below, subject to prior approval of the Federal Reserve Board, if required by applicable law, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2004........................................................       $
2005........................................................
2006 and thereafter.........................................        25.00

    In no event shall we redeem less than all the outstanding Series B Preferred Stock, unless dividends for the then-current Dividend Period to the date fixed for redemption for such series shall have been declared and paid or set apart for payment on all outstanding Series B Preferred Stock, provided however, that the foregoing provisions will not prevent, if otherwise permitted, the purchase or acquisition by us of Series B Preferred Stock pursuant to a tender or exchange offer made on the same terms to holders of all the outstanding
Series B Preferred Stock and mailed to the holders of record of all such outstanding shares at such holders' address as the same appear on our books; and provided, further, that if some, but less than all, of the Series B Preferred Stock are to be purchased or otherwise acquired by us, the Series B Preferred Stock so tendered will be purchased or otherwise acquired by us on a PRO RATA basis (with adjustments to eliminate fractions) according to the number of such shares tendered by each holder so tendering Series B Preferred Stock for such purchase or exchange.

    In the event that less than all of the outstanding shares of the Series B Preferred Stock are to be redeemed in any redemption at our option, the total number of shares to be redeemed in such redemption shall be determined by our Board of Directors and the shares to be redeemed shall be allocated PRO RATA or by lot as may be determined by our Board of Directors or by such other method as our Board of Directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series B Preferred Stock may at the time be listed or eligible for quotation.

    We may redeem the Series B Preferred Stock without ever having declared or paid a dividend on such stock.

    Notice of any proposed redemption shall be given by us by mailing a copy of such notice to the holders of record of the shares of Series B Preferred Stock to be redeemed, at their address of record, not more than 60 nor less than 30 days prior to the redemption date. The notice of redemption to each holder of shares of Series B Preferred Stock shall specify the number of shares of Series B Preferred Stock to be redeemed, the redemption date and the redemption price payable to such holder upon redemption and shall state that from and after said date dividends thereon will cease to accrue. If less than all the shares owned by a holder are then to be redeemed at our option, the notice shall also specify the number of shares of Series B Preferred Stock which are to be redeemed and the numbers of the certificates representing such shares. Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the stockholder receives such notice. Failure to duly give such notice by mail, or any defect in such notice, to the holders of any stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Notice having been mailed as aforesaid, from and after the redemption date (unless default be made in the payment of the redemption price for any shares to be redeemed), all dividends on the shares of Series B Preferred Stock called for redemption shall cease to accrue and all rights of the holders of such shares as our stockholders by reason of the ownership of such shares (except the right to receive the redemption price, on presentation and surrender of the respective certificates representing the redeemed shares) shall cease on the redemption date, and such shares shall not after the redemption date be deemed to be outstanding. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued without cost to the holder thereof representing the unredeemed shares, if requested by such shareholder.

    At our option, we may, on or prior to the redemption date, irrevocably deposit with a paying agent (a "Paying Agent"), having surplus and undivided profits aggregating at least $50 million, funds necessary for such redemption in trust, with irrevocable instructions and authorization that such funds be applied to the redemption of the shares of Series B Preferred Stock called for redemption upon surrender of certificates for such shares (properly endorsed or assigned for transfer). If notice of redemption shall have been mailed and such deposit is made and the funds so deposited are made immediately available to the holders of the shares of the Series B Preferred Stock to be redeemed, we shall thereupon be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the shares of the Series B Preferred Stock to be redeemed. Notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed to be outstanding. Thereupon, the holders of such shares shall look only to the Paying Agent for such payment. Thereafter, all rights of the holders of such shares as holders of Series B Preferred Stock (except the right to receive the redemption price, but without interest) will cease.

    Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which such funds were deposited shall be returned to us and thereafter the holders of shares of the Series B Preferred Stock called for redemption with respect to which such funds were deposited shall look only to us for the payment of the redemption price thereof. Any interest accrued on any funds deposited with the Paying Agent shall belong to us and shall be paid to us from time to time on demand.

    Any shares of the Series B Preferred Stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by our Board of Directors.

VOTING RIGHTS

    As a holder of the Series B Preferred Stock, you will not be entitled to receive notice of or attend or vote at any meeting of our stockholders, except as indicated herein, or except as required by applicable law.

    If a Voting Event (as defined below) occurs, the holders of outstanding shares of the Series B Preferred Stock, together with the holders of shares of any one or more other series of preferred stock entitled to vote for the election of directors in the event of any failure to pay dividends (such as the Series A Preferred Stock), acting as a single class, will be entitled, by written notice to us given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate special meeting of such holders convened for the purpose, to appoint two additional members of our Board of Directors, to remove any such member so appointed by them from office and to appoint another person in place of such member. Not later than 30 days after a Voting Event occurs, if written notice by a majority of the holders of such shares has not been given as provided for in the preceding sentence, our Board of Directors or an authorized committee thereof will convene a separate special meeting for the above purpose. If our Board of Directors or such authorized committee fails to convene such meeting within such 30-day period, the holders of 10% of the outstanding shares of the Series B Preferred Stock and of any such other securities will be entitled to convene such meeting. The provisions of our Certificate of Incorporation and Bylaws relating to the convening and conduct of general meetings of stockholders will apply with respect to any such separate special meeting. Any member of our Board of Directors so appointed shall vacate office if, following the event which gave rise to such appointment, we shall have resumed the payment of dividends in full on the Series B Preferred Stock and each such other series of stock for twelve consecutive monthly Dividend Periods. Our Certificate of Incorporation provides for a minimum of 5 members of our Board of Directors and a maximum of 15 members. As of the date of this prospectus, our Board of Directors had 13 members.

    A "Voting Event" will be deemed to have occurred in the event that dividends payable on any share of Series B Preferred Stock shall not be declared and paid at the stated rate for the equivalent of eighteen full monthly Dividend Periods (whether or not consecutive). A Voting Event will be deemed to have been terminated when dividends have been paid regularly for twelve consecutive monthly Dividend Periods, subject always to the revesting of the right of holders of the Series B Preferred Stock voting as a class with the holders of any other preferred stock to elect two directors as provided herein in the event of any future failure on our part to pay dividends at the stated rate for any eighteen full monthly Dividend Periods (whether or not consecutive).

    Any variation or abrogation of the rights, preferences and privileges of the Series B Preferred Stock by way of amendment of our Certificate of Incorporation or otherwise (including, without limitation, the authorization or issuance of any of our shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series B Preferred Stock) shall not be effective (unless otherwise required by applicable law) except with the consent in writing of the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock or with the sanction of a special resolution passed at a separate special meeting by the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock. Notwithstanding the foregoing, we may, without the consent or sanction of the holders of Series B Preferred Stock, authorize and issue shares of our stock ranking as to dividend rights and rights on liquidation, winding up or dissolution, on a parity with or junior to the Series B Preferred Stock. The Series B Preferred Stock constitutes parity stock with respect to our Series A Preferred Stock.

    No vote of the holders of the Series B Preferred Stock will be required for us to redeem or purchase and cancel the Series B Preferred Stock in accordance with our Certificate of Incorporation and the Authorizing Resolution.

    We will cause a notice of any meeting at which holders of Series B Preferred Stock are entitled to vote to be mailed to each record holder of the Series B Preferred Stock. Each such notice will include a statement setting forth
(1) the date of such meeting, (2) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and
(3) instructions for deliveries of proxies.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series B Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of such assets is made to the holders of shares of our Common Stock or on any other class or series of our stock ranking junior to the Series B Preferred Stock as to such a distribution, an amount equal to $25 per share, plus an amount equal to dividends accrued and unpaid for the then current Dividend Period (without accumulation of accrued and unpaid dividends for prior Dividend Periods) to the date fixed for payment of such distribution.

    If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, our assets are insufficient to make the full liquidation payment on the Series B Preferred Stock and liquidating payments on any other class or series of our stock ranking on a parity with the Series B Preferred Stock as to any such distribution, including the Series A Preferred Stock, then such assets will be distributed among the holders of the Series B Preferred Stock and such other class or series of parity stock ratably in proportion to the respective full preferential amounts to which they are entitled.

    After any liquidating payments, the holders of the Series B Preferred Stock will be entitled to no other payments. A consolidation or merger of our company with or into any other corporation or corporations or the sale, lease or conveyance, whether for cash, shares of stock, securities or properties, of all or substantially all of our assets will not be regarded as a liquidation, dissolution or winding up of our company.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Series B Preferred Stock is American Stock Transfer & Trust Co., New York, New York, or any successor thereto (the "Registrar and Transfer Agent").

    The transfer of a share of Series B Preferred Stock may be registered upon the surrender of the certificate evidencing the Series B Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the Registrar and Transfer Agent.

    Registration of transfers of Series B Preferred Stock will be effected without charge by or on behalf of us, but upon payment (or the giving of such indemnity as the Registrar and Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

    We will not be required to register the transfer of Series B Preferred Stock after such Series B Preferred Stock has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

    If any certificate for a Series B Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same share may be issued to the holder upon request subject to delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence, indemnity and the payment of our out-of-pocket expenses in connection with the request as our Board of Directors may determine.

NO PREEMPTIVE RIGHTS

    As a holder of the Series B Preferred Stock, you will have no preemptive rights to purchase any securities of our company.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

    As a holder of the Series B Preferred Stock, you will have no right to require us to redeem or repurchase any shares of Series B Preferred Stock, and the shares of Series B Preferred Stock are not subject to any sinking fund or similar obligation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 80,000,000 shares of capital stock, of which 70,000,000 are shares of Common Stock, par value $0.01 per share, and 10,000,000 are shares of preferred stock, par value $0.01 per share. Our Common Stock is divided into 40,000,000 Class A Shares, of which as of September 30, 1999, 18,440,556 were owned by Mr. Victor J. Galan, our Chairman of the Board and Chief Executive Officer, and 30,000,000 Class B Shares, of which as of such date, 10,217,731 Class B Shares were outstanding and held by members of the general public. Our Common Stock does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

COMMON STOCK

    GENERAL. Our Common Stock has been duly authorized, validly issued, fully paid and non-assessable. Our shares of Common Stock are not redeemable and the holders thereof have no preemptive or subscription rights to purchase any securities of our company. Upon our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and liquidation distributions due to holders of our preferred stock. There is no cumulative voting. Therefore, subject to the right of the holders of our preferred stock to elect directors under certain circumstances, the holders of shares representing a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote in an election of directors can elect all of the directors of our company then standing for election.

    VOTING RIGHTS. Subject to the rights of the holders of our preferred stock to elect directors under certain circumstances and except to the extent required by law, the holders of our Common Stock possess exclusive voting rights in our company. They elect our Board of Directors and act on such other matters as are required to be presented to them under Puerto Rico law or our Certificate of Incorporation or as are otherwise presented to them by our Board of Directors.

    Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes, holders of Class A Shares and Class B Shares generally vote as a single class on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Class A Shares are entitled to two votes per share and holders of Class B Shares are entitled to one vote per share. A majority of the votes eligible to be cast, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of a majority of the votes present in person or by proxy at the meeting is the act of the shareholders unless otherwise provided by law. Under Puerto Rico law, the affirmative vote of the holders of a majority of the outstanding Class B Shares would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the Class B Shares.

    CONVERSION RIGHTS. Each record holder of Class A Shares shall be entitled at any time and from time to time to convert any or all of the Class A Shares held by such holder into Class B Shares at the rate of one Class B Share for each Class A Share so converted. The Class B Shares shall not carry any conversion rights and are otherwise not convertible into Class A Shares.

    DIVIDENDS. We have paid regular quarterly cash dividends on the Common Stock since the quarter ended December 1996. Declarations of dividends by our Board of Directors depends upon a number of factors. The declaration and payment of dividends on our Common Stock is subject to a quarterly review by our Board of Directors. The timing and amount of dividends, if any, is dependent upon our results of operations and financial condition and on our ability to receive dividends from our subsidiary companies. Holders of Class A Shares and Class B Shares are entitled to share ratably, as a single class, in dividends paid on our Common Stock (except that if dividends are declared which are payable in Class A Shares or Class B Shares, dividends shall be declared which are payable at the same rate in each such class of stock and the dividends payable in Class A Shares shall be payable to the holders of that class of stock and the dividends payable in Class B Shares shall be payable to the holders of that class of stock).

    LIQUIDATION. In the event of any liquidation, dissolution or winding up of R&G Mortgage and/or the Bank, we, as the sole holder of the capital stock of R&G Mortgage and the Bank, would be entitled to receive, after payment or provision for payment of all debts and liabilities of R&G Mortgage and/or the Bank (including, in the case of the Bank, all deposit accounts and accrued interest thereon), all assets of R&G Mortgage and/or the Bank available for distribution. In the event of our liquidation, dissolution or winding up, the holders of our Common Stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and liquidation distributions due to holders of our preferred stock, all of our assets available for distribution. The Series A Preferred Stock and the Series B Preferred Stock will have a priority over the holders of our Common Stock in the event of our liquidation or dissolution. If other classes of preferred stock are issued in the future, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

    PREEMPTIVE RIGHTS. Holders of our Common Stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. Our Common Stock is not subject to redemption.

PREFERRED STOCK


    Prior to this offering, we had issued 2,000,000 shares of our Series A Preferred Stock, which stock ranks PARI PASSU with respect to the Series B Preferred Stock. Except with respect to the dividend rate and redemption and maturity dates, the Series A Preferred Stock has terms which are substantially the same as the terms of the Series B Preferred Stock. We may issue other series of preferred stock with such preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate under the circumstances.


RESTRICTIONS ON ACQUISITION OF OUR COMPANY

    RESTRICTIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS. A number of provisions of our Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of our Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws. See "Where You Can Find More Information."

    BOARD OF DIRECTORS. Our Certificate of Incorporation contains provisions relating to our Board of Directors and provides, among other things, that our Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in our Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the Directors then in office, though less than a quorum of the Board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

    Our Bylaws govern nominations for election to our Board, and provide that nominations for election to the Board of Directors may be made by the nominating committee of the Board of Directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, our principal executive offices not later than ninety days prior to the anniversary date of the mailing of our proxy materials in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

    LIMITATION OF LIABILITY. Our Certificate of Incorporation provides that the personal liability of our directors and officers for monetary damages shall be limited to the fullest extent permitted by the General Corporation Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").

    INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. Our Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of our company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of our company, or is or was serving at our written request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law, provided that we shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without our prior written consent or any action, suit or proceeding initiated by any person seeking indemnification without our prior written consent. Our Bylaws also provide that reasonable expenses incurred by a director, officer, employee or agent of our company in defending any civil, criminal, suit or proceeding described above may be paid by us in advance of the final disposition of such action, suit or proceeding.


    SPECIAL MEETINGS OF STOCKHOLDERS AND STOCKHOLDER PROPOSALS. Our Bylaws provide that special meetings of our stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or by the affirmative vote of a majority of our Board of Directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of our Board of Directors or otherwise by a stockholder who has given us timely notice thereof (along with specified information) in writing. For stockholder proposals to be included in our proxy materials, the stockholder must comply with all the timing and informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in our proxy materials, the stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than 90 days prior to the anniversary date of the mailing of our proxy materials in connection with the immediately preceding annual meeting.


    AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Our Certificate of Incorporation generally provides that any amendment of the Certificate must be first approved by a majority of our Board of Directors and, to the extent required by law, then by the holders of a majority of the votes eligible to be cast in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment concerning our directors, bylaws, limitation on liability of directors and officers and amendments, unless any such proposed amendment is approved by a vote of two-thirds of our Board of Directors then in office. Our Bylaws may be amended by the Board or by the stockholders. Such action by the stockholders requires the affirmative vote of the holders of a majority of the votes eligible to be cast generally in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast generally in an election of directors is required for any amendment to the Bylaws which is inconsistent with the provisions in our Certificate of Incorporation which address the foregoing provisions and which are not approved by the affirmative vote of two-thirds of our Board of Directors then in office.

    OTHER RESTRICTIONS ON ACQUISITION OF OUR COMPANY. Under the Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of our shares of Common Stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control of our company. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the Bank and us, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of our company. Control generally is defined to mean the beneficial ownership of 25% or more of any class of our voting securities. Under the Puerto Rico Banking Act, a notice must be submitted to the Office of the Commissioner of Financial Institutions ("OCFI") not less than 60 days prior to the consummation of any transfer of our stock if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of our outstanding voting stock. Such transfer will require the approval of the OCFI if it will result in a change of control of our company. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of our outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of the Bank, whether the change of control threatens the interest of the Bank's depositors, creditors or shareholders and any public interest considerations.

                                    TAXATION

GENERAL

    The following is a summary of the material Puerto Rico tax and United States federal income tax considerations relating to the purchase, ownership and disposition of the Series B Preferred Stock. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Series B Preferred Stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

    This summary is based on the tax laws of Puerto Rico and the United States Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this Prospectus, as well as regulations, including existing and proposed regulations of the U.S. Department of the Treasury ("Treasury Regulations"), administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

    Prospective purchasers of the Series B Preferred Stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of the Series B Preferred Stock, including the application to their particular situations of the tax considerations discussed below, such as life insurance companies, special partnerships, Subchapter N corporations (under Puerto Rico law), registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, financial institutions, persons who hold Series B Preferred Stock as part of an integrated investment (including a straddle) or to persons whose functional currency is not the U.S. dollar or who own 10% or more of our voting stock, as well as the application of any state, local, foreign or other tax.

PUERTO RICO TAXATION

    The following is a summary of certain Puerto Rico tax considerations relating to the purchase, ownership and disposition of Series B Preferred Stock.

    For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

INCOME TAXATION

    TAXATION OF DIVIDENDS. Distributions of cash or other property made by us with respect to the Series B Preferred Stock will be treated as dividends to the extent that we have current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated as a return of capital and will be applied against and reduce the adjusted tax basis of the Series B Preferred Stock in the hands of the holder. The excess of any such distribution over such adjusted tax basis will be treated as gain on the sale or exchange of such Series B Preferred Stock and will be subject to income tax as described below.

    This discussion regarding the income taxation of dividends on Series B Preferred Stock assumes that such dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derives less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We have represented that we have derived more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation in 1996.

    INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid with respect to Series B Preferred Stock. Puerto Rico corporations will be subject to income tax on dividends paid with respect to Series B Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below.

    In the case of an individual, 10% of the amount of the dividend is generally required to be withheld by us. An individual may elect for such withholding not to apply, and in such case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

    In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid with respect to Series B Preferred Stock. Such dividends will be taxed at the normal corporate income tax rates, but such corporations will be entitled to claim a dividend received deduction in computing their income tax liability. The deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on such dividends will be 5.85% after accounting for the dividend received deduction.

    As a practical matter, dividends with respect to Series B Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to the 10% withholding tax imposed on foreign corporations or partnerships. See "--Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% income tax and applicable withholding tax should have their shares of Series B Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations and partnerships that own any shares of Series B Preferred Stock should have such shares issued and registered in their own name in order to ensure that no withholding is made on dividends thereon.

    UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO. Dividends paid with respect to Series B Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% income tax on the amount of the dividend which will be withheld by us. Such an individual may elect for the 10% income tax and withholding not to apply, and in that case he or she will be required to include the dividends as ordinary income and pay income tax thereon at the normal rates, which may be up to 33%. Notwithstanding the making of such an election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with us a withholding exemption certificate to the effect that such individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted from individuals who have the shares of Series B Preferred Stock registered in their names. Individuals who hold shares of Series B Preferred Stock in "street name" will not be eligible to file withholding exemption certificates.

    INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO. Dividends paid with respect to Series B Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to the 10% income tax and will be withheld by us.

    FOREIGN CORPORATIONS. The income taxation of dividends paid with respect to the Series B Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of its receipt of the dividends.

    A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the conduct of a trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the conduct of a trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends with respect to Series B Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

    In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends with respect to Series B Preferred Stock received by such corporations will be excluded from the computation of the branch profits tax liability of such corporations.

    A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series B Preferred Stock.

    PARTNERSHIPS. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

    TAXATION OF GAINS UPON SALES OR EXCHANGES (NOT INCLUDING REDEMPTIONS). The sale or exchange of Series B Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series B Preferred Stock in the hands of the holder. Such gain or loss will be capital gain or loss if the Series B Preferred Stock is held as a capital asset by the holder and will be long-term capital gain or loss if the stockholders' holding period with respect to the Series B Preferred Stock exceeds six months.

    INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS. Gain on the sale or exchange of Series B Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 25%.

    UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO. A United States citizen who is not a resident of Puerto Rico will not be subject to income tax on the sale or exchange of Series B Preferred Stock if the gain resulting therefrom does not constitute income from sources within Puerto Rico. Generally, gain on the sale or exchange of Series B Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the income resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments made as part of the purchase price will be withheld at the source and may be credited against the stockholder's Puerto Rico income tax liability; if such gain constitutes a long term capital gain, it will be subject to a tax at a maximum rate of 20%.

    INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described under "--United States Citizens Not Residents of Puerto Rico"; provided, however, that if the income resulting from the sale or exchange of Series B Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments made as part of the purchase price will be withheld at the source and may be credited against the stockholder's Puerto Rico income tax liability; and provided further, that if the gain resulting from such sale or exchange represents a net capital gain, the individual will be subject to tax on such gain at a rate of 29%.

    FOREIGN CORPORATIONS. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to a maximum corporate income tax rate of 25% on any long-term capital gain realized on the sale or exchange of Series B Preferred Stock if such gain is (i) from sources within Puerto Rico or (ii) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico.

    In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by such corporations on the sale or exchange of Series B Preferred Stock will be taken into account. However, a deduction will be allowed in such computation for any income tax paid on the gain realized on such sale or exchange.

    A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series B Preferred Stock if such gain is from sources within Puerto Rico. Gain on the sale or exchange of Series B Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchanged agent located outside Puerto Rico. If the income resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments made as part of the purchase price will be withheld at the source and may be credited against the stockholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will apply if the sale or exchange of Series B Preferred Stock produces income from sources outside Puerto Rico.

    PARTNERSHIPS. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

    TAXATION OF REDEMPTIONS. A redemption of shares of Series B Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of our current or accumulated earnings and profits if the redemption is essentially equivalent to a dividend. Under regulations issued by the Department of the Treasury of Puerto Rico (a) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (b) certain pro rata redemptions among all the shareholder's will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by United States courts and the United States Internal Revenue Service under the Code, as amended to date, in determining whether a distribution is essentially equivalent to a dividend. The

Department of the Treasury of Puerto Rico, however, is not bound by such principles and is free to adopt a different rule.

    If the redemption of Series B Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "--Taxation of Gains upon Sales or Exchanges (Not Including Redemptions)" for a sale or exchange of Series B Preferred Stock. Gain on the redemption of Series B Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series B Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 25%. This discussion assumes that any redemption of Series B Preferred Stock will terminate all of the particular holder's interest in our company.

    If the stockholder of the Series B Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or a foreign partnership, any gain realized by the holder on the redemption of the Series B Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business connected by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, these prospective shareholders should be aware that gain realized from a redemption of the Series B Preferred Stock may be treated as income from sources within Puerto Rico or income effectively connected with a trade or business in Puerto Rico and subject to income tax and withholding of tax at the source accordingly.

ESTATE AND GIFT TAXATION

    The transfer of Series B Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

    Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax with respect to dividends paid with respect to Series B Preferred Stock or with respect to any gain realized on the sale, exchange or redemption of such stock.

    A corporation or partnership that is engaged in a trade or business in Puerto Rico will be subject to municipal license tax with respect to dividends paid with respect to Series B Preferred Stock and with respect to gain realized on the sale, exchange or redemption of such stock if such dividends or gain are attributable to such trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

    The Series B Preferred Stock will not be subject to Puerto Rico property tax.

UNITED STATES TAXATION

    This summary deals only with Series B Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. As used herein, the term "U.S. Holder" means a beneficial owner of Series B Preferred Stock that does not own 10% or more of our voting stock and is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, (iii) a corporation organized under the laws of the United States or of any political subdivision thereof, or (iv) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include corporations organized under the laws of Puerto Rico. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF SERIES B PREFERRED STOCK

    TAXATION OF DIVIDENDS. Under the source of income rules of the Code, dividends on the Series B Preferred Stock will constitute gross income from sources outside the United States if less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. We do not, nor do we expect in the future, to have 25% or more of our gross income effectively connected with a trade or business in the United States. Accordingly, dividends on the Series B Preferred Stock distributed by us will constitute gross income from sources outside the United States so long as we continue to meet the gross income tax described herein.

    Subject to the discussion under "--Passive Foreign Investment Company Rules" below, distributions made with respect to the Series B Preferred Stock, including the amount of any Puerto Rico taxes withheld therefrom, will be includable in the gross income of a U.S. Holder (other than a Puerto Rico U.S. Holder) as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series B Preferred Stock and thereafter as capital gain.

    Subject to certain conditions and limitations, any Puerto Rico tax withheld by us in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by us will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

    In general, and subject to the discussion under "--Passive Foreign Investment Company Rules" below, distributions made by us with respect to the Series B Preferred Stock to a Puerto Rico U.S. Holder will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income.

    Generally, distributions of dividends made by us with respect to the Series B Preferred Stock to a Puerto Rico corporation will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a United States corporation for purposes of Code. The Code provides special rules for Puerto Rico corporations that are "controlled foreign corporation," "personal holding companies," "foreign personal holding companies" or "passive foreign investment companies."

    TAXATION OF CAPITAL GAINS. A U.S. Holder (other than a Puerto Rico U.S. Holder) will recognize gain or loss on the sale or other disposition of Series B Preferred Stock in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series B Preferred Stock and the U.S. dollar amount realized on the sale or other disposition. Subject to the discussion under "--Passive Foreign Investment Company Rules" below, such gain or loss will be capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses.

    Gain recognized by a U.S. Holder on the sale or other disposition of Series B Preferred Stock generally will be treated as United States source income.

    In general, and subject to the discussion under "--Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series B Preferred Stock, including redemptions treated as sales or exchanges of the Series B Preferred Stock under the Code, by a Puerto Rico U.S. Holder will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation and no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income. Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under the Code will generally be subject to income tax as dividends.

    Generally, any gain derived by a Puerto Rico corporation from the sale or exchange of the Series B Preferred Stock will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a United States corporation for purposes of the Code. The Code provides special rules for Puerto Rico corporations that are "controlled foreign corporations," "personal holding companies," "foreign personal holding companies" or "passive foreign investment companies." Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under the Code will generally be subject to income tax under the Code as dividends.

    BACKUP WITHHOLDING. Certain noncorporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series B Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

    The Code provides special rules regarding certain distributions received by U.S. Holders with respect to, and sales and other dispositions (including pledges) of, stock of a Passive Foreign Investment Company ("PFIC").

    Based upon certain proposed United States Treasury Regulations under PFIC provisions of the Code (the "Proposed Regulations"), we believe that we have not been a PFIC for any of our prior taxable years and expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to our expectation, the Series B Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules (regardless of whether we remain a PFIC) with respect to (a) any "excess distribution" by us to the U.S. Holder (generally, any distributions received by the U.S. Holder on the Series B Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series B Preferred Stock if shorter) and (b) any gain realized on the sale, pledge or other disposition of Series B Preferred Stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series B Preferred Stock, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year. As an alternative to these rules, if we were a PFIC and effective for taxable years beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series B Preferred Stock, provided that the Series B Preferred Stock will constitute "marketable stock" for purposes of these rules. Guidance on what may constitute "marketable stock" is not yet available from the United States Department of Treasury.

    In general, the Proposed Regulations provide that an individual who is a bona fide resident of Puerto Rico would be subject to the rule described in
(iii) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual was not a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

    Under current law, if we are a PFIC in any year, a U.S. Holder who beneficially owns Series B Preferred Stock during such year must make an annual return on IRS Form 8621 that describes any distributions received from us and any gain realized on the disposition of Series B Preferred Stock.

ESTATE GIFT TAXATION

    The transfers of Series B Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of gift will not be subject to United States federal estate gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for United States federal estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), we have agreed to sell to each of the underwriters named below, for which Santander Securities Corporation of Puerto Rico ("Santander Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Friedman Billings Ramsey ("FBR") are acting as representatives, and each of such underwriters has severally agreed to purchase from us, the respective number of shares of Series B Preferred Stock set forth opposite its name below. The table does not include the 180,000 shares of Series B Preferred Stock subject to the over-allotment option discussed below.



UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Santander Securities Corporation of Puerto Rico.............
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Friedman Billings Ramsey....................................
                                                                 ---------
  Total.....................................................     1,200,000
                                                                 =========


    Under the terms and conditions of the Underwriting Agreement, we are obligated to sell, and the underwriters are committed to take and pay for, all of the shares of Series B Preferred Stock offered hereby, if any are purchased.


    The underwriters propose to offer the Series B Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain selected securities dealers at the public offering price less a
concession not to exceed $      per share. The underwriters may allow, and such
dealers may reallow, a concession not in excess of $      per share to certain
brokers and dealers. After the shares of Series B Preferred Stock are released for sale to the public, the public offering price and other selling terms may from time to time be changed by the underwriters.



    We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 180,000 additional shares of Series B Preferred Stock, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts as set forth on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such underwriter's initial commitment as indicated in the table above. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series B Preferred Stock offered hereby.



    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us as well as the proceeds received by us from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 180,000 shares.



                                                                                    TOTAL, ASSUMING
                                                                                    FULL EXERCISE OF
                                                                                     OVER-ALLOTMENT
                                                          PER SHARE      TOTAL           OPTION
                                                          ---------   -----------   ----------------
Public Offering Price...................................   $25.00     $30,000,000     $34,500,000
Underwriting Discount...................................   $          $               $
Proceeds to R&G Financial Corporation...................   $          $               $


    In connection with this offering, certain underwriters may engage in passive market making transactions on the Nasdaq Stock Market's National Market System immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series B Preferred Stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series B Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Until the distribution of the Series B Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series B Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series B Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series B Preferred Stock.

    If the underwriters create a short position in the Series B Preferred Stock in connection with the offering, I.E., if the underwriters sell more shares of Series B Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series B Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

    We estimate that the total expense of this offering, excluding underwriting discounts and commissions, will be $275,000.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.


    Santander Securities, Merrill Lynch and FBR have provided from time to time, and expect to provide in the future, investment banking services to us and our affiliates for which Santander Securities, Merrill Lynch and FBR have received or will receive customary fees and commissions.



    We have applied for listing of the Series B Preferred Stock on the Nasdaq National Market under the symbol "RGFCO." We have been advised by the underwriters that they intend to make a market in the Series B Preferred Stock. The underwriters will have no obligation to make a market in the Series B Preferred Stock, however, and may cease market making activities, if commenced, at any time.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

    We have filed with the SEC a registration statement on Form S-3 (together with all amendments thereto, the "registration statement"), of which this prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Series B Preferred Stock, which is discussed in this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the Series B Preferred Stock, reference is made to the registration statement, including its exhibits. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C., and copies of all or part of it may be obtained from the SEC upon payment of the prescribed fees.


    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:


    - Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A dated November 5, 1999.

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, as amended by Form 10-Q/A dated November 5, 1999, June 30, 1999, as amended by Form 10-Q/A dated November 5, 1999, and September 30, 1999.


    - Current Report on Form 8-K dated November 19, 1999.


    You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: 280 Jesus
T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918, Attention: Corporate Secretary, telephone (787) 758-2424.

                                 LEGAL MATTERS


    The validity of the Series B Preferred Stock will be passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. The validity of the Series B Preferred Stock will be passed upon as to matters of Puerto Rico law for us by McConnell Valdes, San Juan, Puerto Rico. Elias, Matz, Tiernan & Herrick L.L.P will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. The discussion of Puerto Rico and U.S. tax issues arising in connection with the Series B Preferred Stock has been provided by McConnell Valdes, San Juan, Puerto Rico and by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., respectively. As of the date of this prospectus, certain members of Elias, Matz, Tiernan & Herrick L.L.P. owned in the aggregate approximately 22,543 Class B Shares of our Common Stock. Certain legal matters will be passed upon for the underwriters by Pietrantoni Mendez & Alvarez LLP, San Juan, Puerto Rico.


                            INDEPENDENT ACCOUNTANTS


    The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 1998, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                1,200,000 SHARES


                                     [LOGO]

                             % NONCUMULATIVE PERPETUAL
                                 MONTHLY INCOME
                           PREFERRED STOCK, SERIES B
                     ($25 LIQUIDATION PREFERENCE PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              SANTANDER SECURITIES


                              MERRILL LYNCH & CO.


                            FRIEDMAN BILLINGS RAMSEY

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee........................................  $ 15,290
Nasdaq listing fee..........................................    40,000*
NASD filing fee.............................................     5,500
Legal fees and expenses.....................................   100,000*
Accounting fees and expenses................................    50,000*
Printing....................................................    50,000*
Miscellaneous expenses                                          14,210*
                                                              --------
  Total.....................................................  $275,000*
                                                              ========

------------------------

*   Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article VI of the Registrant's Bylaws provide as follows:

    6.1  INDEMNIFICATION.

    (a) The Company shall indemnify, to the fullest extent authorized by the General Corporation Law of the Commonwealth of Puerto Rico, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employer or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a matter he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without our prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without our prior written consent. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or our equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

    (b) The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such court shall deem proper.

    (c) To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1(a) or Section 6.1(b) of this
Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under Section 6.1(a) or Section 6.1(b) of this
Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by our Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

    (e) The Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding initiated by any person seeking indemnification under this Article VI without our prior written consent.

    6.2 ADVANCEMENT OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding described in Section 6.1 may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by our Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article VI.

    6.3 OTHER RIGHTS AND REMEDIES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    6.4 INSURANCE. By action of our Board of Directors, notwithstanding any interest of the directors in the action, the Company may purchase and maintain insurance, in such amounts as our Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power or would be required to indemnify him against such liability under the provisions of this Article VI or of the General Corporation Law of the Commonwealth of Puerto Rico, or of the laws of any other State or political dependency of the United States or foreign country as may be applicable.

    6.5 MODIFICATION. The duties of the Company to indemnify and to advance expenses to a director, officer, employee or agent provided in this Article VI shall be in the nature of a contract between the Company and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

    An unofficial English translation of Article 4.08 of the General Corporation Law of 1996 of the Commonwealth of Puerto Rico provides:

    A. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that said person was or is a director, officer employee, or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, awards or judgments, fines and amounts paid in settlement of such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any legal action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, that the person did not have reasonable cause to believe that his conduct was unlawful.

    B. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to protect the interests of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, and not opposed to, the best interests of the corporation. No indemnification shall be made in respect of any claim, matter or issue as to which such person shall have been adjudged to be liable to the corporation unless, upon application therefor, the court in which such action or suit was brought shall determine that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper, and only to the extent to which said court shall determine.

    C. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections A and B or in defense of any claim, matter or issue related thereto, he shall be indemnified against expenses reasonably incurred by him (including attorneys' fees) by reason of such action, suit or proceeding.

    D. Any indemnification under subsections A and B (except that ordered by a court) shall be made by the corporation, only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections A and B of this article. Such determination shall be made:

        1. by our Board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even if said directors constitute less than a quorum; or

        2. if there shall not be any such directors, or if such directors shall so determine by an independent legal counsel in a written opinion to such effect; or

        3.  by the stockholders.

    E. Prior to the final disposition of such action, suit or proceeding, the corporation may pay in advance expenses incurred by an officer or director defending a civil or criminal action, suit or proceeding. Upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to such indemnification by the corporation, as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our Board of directors deems convenient.

    F. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement (of expenses) may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office.

    G. Every corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

    H. For purposes of this Article, "the corporation" shall be deemed to include, in addition to the resulting corporations, any corporation which is a party to any consolidation or merger that is absorbed in a consolidation or merger which, if its separate legal existence had continued, would have had the power and authority to indemnify our directors, officers, and employees or agents. So that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate legal existence had continued.

    I. For purposes of this Article, the term "other enterprises" shall include employee benefit plans. The term "fines" shall include any taxes assessed on a person with respect to any benefit or employee plan. The term "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee pension plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee pension plan shall further be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

    (a) List of Exhibits:


EXHIBIT NO.             EXHIBIT
-----------             -------
 1                      Form of Underwriting Agreement

 3*                     Form of Certificate of Resolutions designating the terms of the Series B Preferred Stock

 4.1**                  Form of Common Stock Certificate of R&G Financial

 4.2*                   Form of Series B Preferred Stock Certificate of R&G
                        Financial

 5*                     Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re:
                        legality of Series B Preferred Stock issuance

 5.1*                   Opinion of McConnell Valdes re: legality of Series B
                        Preferred Stock issuance (as to matters of Puerto Rico Law)

 8* Opinion of McConnell Valdes re: certain Puerto Rico income tax consequences

 8.1*                   Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: certain federal income tax consequences

12*                     Computation of Ratio of Earnings to Fixed Charges and
                        Preferred Stock Dividends

23.1.1* Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5.0 and 8.1)

23.1.2*                 Consent of McConnell Valdes (included in Exhibit 5.1 and
                        8.0)

23.2                    Consent of PricewaterhouseCoopers LLP

24.0*                   Power of Attorney (included in Signature Page of the
                        Registration Statement)

27.0***                 Financial Data Schedule


------------------------


*   Previously filed.



**  Incorporated by reference to the Form S-1 Registration Statement (Reg.
    No. 333-06245), filed by R&G Financial with the Commission on June 18, 1996, as amended.



*** Incorporated by reference to the Form 10-Q for the quarter ended
    September 30, 1999 (File No. 000-21137) filed by R&G Financial with the Commission on November 5, 1999.


    (b) Financial Statement Schedules.

    No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico on the 22nd day of November 1999.


                                                       R&G FINANCIAL CORPORATION

                                                       By:             /s/ VICTOR J. GALAN
                                                            -----------------------------------------
                                                                         Victor J. Galan
                                                                  CHAIRMAN, PRESIDENT AND CHIEF
                                                                        EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    NAME                                     TITLE                        DATE
                    ----                                     -----                        ----

             /s/ VICTOR J. GALAN               Chairman of the Board, President
    ------------------------------------         and Chief Executive Officer       November 22, 1999
               Victor J. Galan                   (principal executive officer)

                                               Senior Vice President and Chief
           /s/ JOSEPH R. SANDOVAL                Financial Officer (Principal
    ------------------------------------         financial and accounting          November 22, 1999
             Joseph R. Sandoval                  officer)

           /s/ ANA M. ARMENDARIZ*
    ------------------------------------       Director and Treasurer              November 22, 1999
              Ana M. Armendariz

              /s/ RAMON PRATS*
    ------------------------------------       Executive Vice President and        November 22, 1999
                 Ramon Prats                     Director

        /s/ ENRIQUE UMPIERRE-SUAREZ*
    ------------------------------------       Director and Secretary              November 22, 1999
           Enrique Umpierre-Suarez

        /s/ VICTOR L. GALAN FUNDORA*
    ------------------------------------       Director                            November 22, 1999
           Victor L. Galan Fundora

              /s/ JUAN J. DIAZ*
    ------------------------------------       Director                            November 22, 1999
                Juan J. Diaz

                    NAME                                     TITLE                        DATE
                    ----                                     -----                        ----

             /s/ PEDRO RAMIREZ*
    ------------------------------------       Director                            November 22, 1999
                Pedro Ramirez

          /s/ LAURENO CARUS ABARCA*
    ------------------------------------       Director                            November 22, 1999
            Laureno Carus Abarca

           /s/ EDUARDO MCCORMACK*
    ------------------------------------       Director                            November 22, 1999
              Eduardo McCormack

        /s/ GILBERTO RIVERA-ARREAGA*
    ------------------------------------       Director                            November 22, 1999
           Gilberto Rivera-Arreaga

          /s/ BENIGNO R. FERNANDEZ*
    ------------------------------------       Director                            November 22, 1999
            Benigno R. Fernandez

            /s/ ILEANA M. COLON*
    ------------------------------------       Director                            November 22, 1999
               Ileana M. Colon

             /s/ ROBERTO GORBEA*
    ------------------------------------       Director                            November 22, 1999
               Roberto Gorbea


------------------------


*By Victor J. Galan pursuant to Power of Attorney dated November 5, 1999.